Exhibit 99.1
Press Release dated June 30, 2022

Contact:	Trinity Biotech plc	Lytham Partners, LLC
	John Gillard	Joe Diaz
	(353)-1-2769800	(1)-602-889-9700
E-mail: investorrelations@trinitybiotech.com

Trinity Biotech Announces Quarter 1 2022 Financial Results

DUBLIN, Ireland (June 30, 2022)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced the Company’s results for the quarter ended March 31, 2022.

Quarter 1 Results

Total revenues for Q1, 2022 were $18.8m compared to $25.6m in Q1, 2021, a decrease of 26.6% as indicated below:

	2021 Quarter 1	2022 Quarter 1	Increase/ (Decrease)
	$’000	$’000%
Point-of-Care	1,888	2,164	14.6%
Clinical Laboratory	23,706	16,612	(29.9)%
Total	25,594	18,776	(26.6)%

Point-of-Care revenues for Q1, 2022 increased to $2.2m from $1.9m in Q1, 2021, an increase of 14.6%.  This increase was mainly attributable to higher sales of HIV tests in Africa. Such fluctuations are a feature of the African HIV market which exhibits irregular ordering patterns from customers.

Clinical Laboratory revenues were $16.6m, compared to $23.7m in Q1 2021, representing a decrease of 29.9%. This decrease is mainly due to lower revenues from within our COVID-19 related portfolio of products, in particular our PCR Viral Transport Media (“VTM”) products. Sales volumes for PCR VTM products have decreased since the first half of 2021 due to a significant scaling down of PCR testing programs for Covid-19. Unit selling prices for PCR VTM products have also decreased since the first half of 2021 due to a ramping up of global manufacturing capacity in this market.

Gross profit for Q1, 2022 decreased to $7.3m from $10.9m in Q1, 2021. The gross margin of 38.7% for Q1, 2022 was 3.9% lower than the margin achieved in Q1, 2021. The reduction was largely due to sales mix changes and downward pricing pressure on PCR VTM products.

Research and development expenses declined from $1.4m in Q1 2021 to $1.0m in Q1, 2022 due to a continued focus on cost control measures. Selling, General and Administrative (SG&A) expenses remained broadly stable at $5.9m in Q1, 2022, down $0.1m compared to Q1, 2021.

Operating profit for the 2022 quarter was $0.2m, compared to $3.1m in Q1, 2021 and was attributable to lower revenues and gross profit, though this was slightly offset by lower indirect costs.

Financial expenses in Q1 2022 were $2.2m compared to $1.2m in Q1, 2021.  The increase of $1.0m is due the debt re-financing which took place at the end of January 2022. $99.7m of Exchangeable Notes with a coupon rate of 4.0% were replaced by a senior secured term loan of $81.3m with an interest rate of 12.25%. The remainder of the financial expenses consists of notional financing charges arising on leased assets (arising from IFRS 16), which was approximately $0.2m in both quarters.  Non-cash financial expenses of $0.1m were recognised separately, comprising accretion interest and the amortization of term loan origination costs partially offset by income arising on the fair value remeasurement of two derivative balances related to the new term loan.

The loss after tax, before non-cash financial expenses and once-off items, for the quarter was $1.9m in comparison to a profit of $1.8m for the equivalent period last year.  This decrease in profitability of $3.7m was primarily due to lower gross profit and higher financial expenses this quarter.

In Q1 2022 the Company incurred once-off accounting charges of $10.3m consisting of a $9.7m loss on the disposal of the Exchangeable Notes and $0.6m of professional fees primarily associated with the refinancing.  This resulted in a loss after tax of $12.3m in Q1 2022 compared to profit after tax of $1.6m in Q1 2021.

•	Loss on disposal of Exchangeable Notes

On December 15, 2021, the Company entered into exchange agreements (the “Exchange Agreements”) with five institutional investors that held approximately US$99.7m of the outstanding Exchangeable Notes, which were puttable by the holders to the Company, at par, in April 2022.

In January 2022, the Company successfully closed a $81.3m senior secured term loan credit facility with Perceptive Advisors. Proceeds from the term loan, along with existing cash and the issuance of 5.3 million American Depository Shares (“ADS”) in the Company, were used to retire approximately $99.7m of the Exchangeable Notes.

The accounting measure of total consideration for the retirement of the Exchangeable Notes was $92.9m, consisting of cash consideration of $86.7m and ADSs in the Company with a market value at the date of issue of $6.2m.

The Exchangeable Notes were treated as a host debt instrument under IFRS with embedded derivatives attached. The embedded derivatives related to a number of put and call options which were measured at fair value in the Income Statement. On initial recognition in 2015, the host debt instrument was recognised at the residual value of the total net proceeds of the bond issue less fair value of the embedded derivatives. Subsequently, the host debt instrument was measured at amortised cost using the effective interest rate method.

At date of disposal, the carrying value of the extinguished Exchangeable Notes was $83.2m. As the IFRS measure of consideration was higher by $9.7m, the resulting loss on disposal was recorded as a once-off charge in the Income Statement in Q1 2022.

Adjusted EBITDA for Q1 2022 was $0.9m and Adjusted EBITDASO was $1.1m.  This is made up as follows:

$m
Loss after tax	(12.3)
Non-cash financial expense	0.1
Once-off items	10.3
Net financing expense	2.2
Income tax credit	(0.1)
Operating Profit (before non-cash and once-off items)	0.2
Depreciation	0.5
Amortisation	0.2
Adjusted EBITDA	0.9
Share option expense	0.2
Adjusted EBITDASO	1.1

The basic loss per ADS for Q1 2022 was 50.0 cents versus a profit per ADS of 7.7 cents in Q1 2021. Meanwhile, the diluted loss per ADS for Q1 2022 was 50.0 cents compared to a profit per ADS of 7.1 cents in Q1 2021.

New term loan

During Q1, 2022, the Company completed the drawdown of a senior secured term loan credit facility with Perceptive Advisors. It is a 4-year loan of $81.3 million. In accordance with IFRS accounting standards, the term loan is represented by three separate balances in our balance sheet:

•
$76.2m is shown in Long Term liabilities as a Senior secured term loan. At initial recognition, the balance comprised the principal loan amount of $81.3m less loan origination costs of $3.6 million, less two derivative financial balances totalling $1.7m to give a balance of $76.0m. In Q1, 2022, accretion interest and the amortization of loan origination costs of $0.2m were recorded to give a closing carrying value of $76.2m at March 31, 2022.

•	The other two balances are i) a derivative financial asset and ii) a derivative financial liability, and these are initially recognised at fair value under IFRS 9.

•
The derivative financial asset is valued at $0.2m at March 31, 2022 and represents an estimate at March 31, 2022 of the value to the Company of being able to repay the term loan early and potentially refinance at lower interest rate.

•
The derivative financial liability is valued at $1.7m at March 31, 2022 and represents the fair value of the warrants issued to Perceptive. As part of the Credit Agreement, the Company agreed to issue warrants to Perceptive for 2.5 million of the Company’s ADSs.  The per ADS exercise price of the warrants is $1.30. The warrants are exercisable, in whole or part, until the seventh anniversary of the date of drawdown of the funding under the term loan.

•	The fair value remeasurement for these two derivative financial balances in Q1 2022, resulted in non-cash financial income of approximately $0.2m being recognised in the Income Statement.

Liquidity

The Group’s cash balance decreased by $15.9m in Q1, 2022 to $10.0m at March 31 2022. This was mainly due to the debt re-financing which resulted in a net cash outflow, including associated fees, of $9.0m. Interest payments on the Exchangeable Notes and the new term loan totalled $3.1m in Q1 2022.

Use of Non-IFRS Financial Measures

The Company reports financial results in accordance with IFRS. To supplement the consolidated financial statements presented in accordance with IFRS, the Company presents the Non-IFRS presentation of Adjusted EBITDA and Adjusted EBITDASO. Once-off charges are also Non-GAAP accounting presentations These Non-IFRS measures are not in accordance with, nor are they a substitute for, IFRS measures. The Company uses these Non-IFRS measures to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a IFRS and non-IFRS basis is provided in a table above.

Comments

Commenting, Ronan O’Caoimh, Chief Executive Officer stated “Following our successful refinancing in Q1, 2022 with Perceptive Advisors, we were delighted to close our $45m strategic investment transaction with the MiCo Group in May 2022.  Both of these transactions have strengthened Trinity Biotech’s capital structure and we expect that the $45m investment by MiCo Group will facilitate a refinancing of the remainder of our Perceptive Advisor debt in the short to medium term.  This will further strengthen our capital structure and I believe that these transactions, along with our strategic partnership with MiCo Group, renew Trinity Biotech’s future prospects and positions us very well to capture growth from the changing diagnostics landscape through the further development of our diagnostic platforms.”

The above-mentioned numbers are unaudited.

Certain statements made in this release that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements.  These forward-looking statements involve known and unknown risks and uncertainties.  Many factors could cause the actual results, performance or achievements of Trinity Biotech to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, but not limited to, the results of research and development efforts, risks associated with the outbreak and global spread of the coronavirus (COVID-19), the effect of regulation by the U.S. Food and Drug Administration and other agencies, the impact of competitive products, product development commercialization and technological difficulties.  For additional information regarding these and other risks and uncertainties associated with Trinity Biotech’s business, reference is made to our reports filed from time to time with the U.S. Securities and Exchange Commission.  We undertake no obligation to update or revise any forward-looking statements for any reason.

About Trinity Biotech

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

(US$000’s except share data)	Three Months Ended March 31, 2022 (unaudited)	Three Months Ended March 31, 2021 (unaudited)

Revenues	18,776	25,594

Cost of sales	(11,506)	(14,681)

Gross profit	7,270	10,913
Gross margin %	38.7%	42.6%

Other operating income	1	1

Research & development expenses	(965)	(1,437)
Selling, general and administrative expenses	(5,936)	(6,019)
Indirect share based payments	(197)	(380)

Operating profit	173	3,078

Financial income	-	1
Financial expenses	(2,244)	(1,210)
Net financing expense	(2,244)	(1,209)

(Loss)/Profit before tax, once-off & non-cash items	(2,071)	1,869

Income tax credit/(expense)	150	(105)
(Loss)/Profit after tax before once-off & non-cash items	(1,921)	1,764

Non-cash financial expense*	(82)	(162)
Once-off items	(10,276)	-
(Loss)/Profit after tax	(12,279)	1,602

(Loss)/ Earnings per ADS (US cents)	(50.0)	7.7

Diluted (loss)/ earnings per ADS (US cents)	(50.0)	7.1

Weighted average no. of ADSs used in computing basic earnings per ADS	24,575,333	20,901,703

Weighted average no. of ADSs used in computing diluted earnings per ADS	24,575,333	22,656,559

*Non-cash financial expense refers to accretion interest, amortisation of loan origination costs and fair value adjustments.

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting). Once-off items & non-cash financial items are non-GAAP accounting presentations.

Trinity Biotech plc
Consolidated Balance Sheets

	March 31, 2022 US$ ‘000 (unaudited)	December 31, 2021 US$ ‘000
ASSETS
Non-current assets
Property, plant and equipment	5,634	5,918
Goodwill and intangible assets	37,320	35,981
Deferred tax assets	4,478	4,101
Derivative financial asset	219	-
Other assets	175	207
Total non-current assets	47,826	46,207

Current assets
Inventories	29,627	29,123
Trade and other receivables	16,898	16,116
Income tax receivable	1,734	1,539
Cash, cash equivalents and deposits	10,012	25,910
Total current assets	58,271	72,688

TOTAL ASSETS	106,097	118,895

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,445	1,213
Share premium	21,874	16,187
Treasury shares	(24,922)	(24,922)
Accumulated surplus	481	12,559
Translation reserve	(5,186)	(5,379)
Other reserves	23	23
Total equity/(deficit)	(6,285)	(319)

Current liabilities
Income tax payable	40	22
Trade and other payables	15,637	17,107
Exchangeable senior note payable	210	83,312
Provisions	50	50
Total current liabilities	15,937	100,491

Non-current liabilities
Senior secured term loan	76,246	-
Derivative financial liability	1,671	-
Other payables	13,279	13,865
Deferred tax liabilities	5,249	4,858
Total non-current liabilities	96,445	18,723

TOTAL LIABILITIES	112,382	119,214

TOTAL EQUITY AND LIABILITIES	106,097	118,895

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Statement of Cash Flows

(US$000’s)	Three Months Ended March 31, 2022 (unaudited)	Three Months Ended March 31, 2021 (unaudited)

Cash and cash equivalents at beginning of period	25,910	27,327

Operating cash flows before changes in working capital	(20)	4,063
Changes in working capital	(1,282)	1,830
Cash generated from/(used in) operations	(1,302)	5,893

Net interest and income taxes (paid)/received	(13)	190

Capital expenditure and financing (net)	(1,795)	(2,196)

Payments for leases (IFRS 16)	(688)	(701)

Free Cash Flow	(3,798)	3,186

Interest Paid	(3,069)	-

Payment of Refinancing Closing Fees	(2,316)	-

Proceeds from term loan (net)	80,015	-

Repayment of Exchangeable Notes	(86,730)	-

Proceeds received under Paycheck Protection Program	-	1,764

Cash and cash equivalents at end of period	10,012	32,277

The above is an abbreviated statement of cash flows and contains non-GAAP accounting presentations.

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).